As filed with the Securities and Exchange Commission on August 21, 2015

Registration No. 333-171575

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Post-Effective Amendment No.1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Quality Distribution, Inc.

(Exact name of registrant as specified in its charter)

Florida	59-3239073
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

4041 Park Oaks Boulevard, Suite 200

Tampa, Florida 33610

(800) 282-2031

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph J. Troy

Executive Vice President and Chief Financial Officer

Quality Distribution, Inc.

4041 Park Oaks Boulevard, Suite 200

Tampa, Florida 33610

(800) 282-2031

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven Epstein

Fried, Frank, Harris, Shriver &

Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

Approximate date of commencement of propose sale to the public: Not applicable.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

Explanatory Note/Deregistration of Securities

On August 18, 2015, Quality Distribution, Inc., a Florida corporation (the “Registrant”) completed its merger (the “Merger”) with Gruden Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Gruden Acquisition, Inc. (“Parent”), pursuant to an Agreement and Plan of Merger dated as of May 6, 2015 (the “Merger Agreement”) by and among the Registrant, Merger Sub, and Parent. As a result of the Merger, Merger Sub merged with and into the Registrant, with the Registrant continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent. The Merger became effective on August 18, 2015.

The Registrant is filing this Post-Effective Amendment to its Registration Statement on Form S-3 (Registration Statements No. 333-171575) (the “Registration Statement”), previously filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on January 24, 2011, to deregister all securities that remain unsold under such Registration Statement including, without limitation, shares of the Registrant’s common stock, no par value (the “Common Stock”).

In connection with the Merger, the Registrant terminated all offers and sales of its securities registered pursuant to the Registration Statement. The Registrant hereby removes from registration any and all securities registered but unsold under the Registration Statement as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and Rule 478 thereunder, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on August 21, 2015.

QUALITY DISTRIBUTION, INC.

By:	/s/ Joseph J. Troy
	Name:	Joseph J. Troy
	Title:	Executive Vice President and Chief Financial Officer

No other person is required to sign these Post-Effective Amendments in reliance upon Rule 478 under the Securities Act of 1933, as amended.